Exhibit 99.3

Consolidated Financial Statements of

SMART Technologies Inc.

Years ended March 31, 2014, 2013 and 2012

INDEPENDENT AUDITOR’S REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of SMART Technologies Inc.

We have audited the accompanying consolidated financial statements of SMART Technologies Inc., which comprise the consolidated balance sheets as at March 31, 2014 and 2013, the consolidated statements of operations, comprehensive income (loss), shareholders’ deficit and cash flows for each of the years ended in the three year period ended March 31, 2014, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of SMART Technologies Inc. as at March 31, 2014 and 2013, and its consolidated results of operations and its consolidated cash flows for each of the years in the three year period ended March 31, 2014 in accordance with U.S. generally accepted accounting principles.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), SMART Technologies Inc.’s internal control over financial reporting as of March 31, 2014, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 15, 2014 expressed an unmodified (unqualified) opinion on the effectiveness of SMART Technologies Inc.’s internal control over financial reporting.

/s/ KPMG LLP

Chartered Accountants

May 15, 2014

Calgary, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of SMART Technologies Inc.:

We have audited SMART Technologies Inc.’s internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). SMART Technologies Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended March 31, 2014. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, SMART Technologies Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of SMART Technologies Inc. as of March 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ deficit, and cash flows for each of the years in the three-year period ended March 31, 2014, and our report dated May 15, 2014 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

May 15, 2014

Calgary, Canada

SMART Technologies Inc.

Consolidated Statements of Operations

(thousands of U.S. dollars, except per share amounts)

For the years ended March 31, 2014, 2013 and 2012

	March 31, 2014	March 31, 2013	March 31, 2012
Revenue (note 1 (l))	$589,201	$589,370	$745,800
Cost of sales	334,811	327,801	410,160

Gross margin	254,390	261,569	335,640

Operating expenses
Selling, marketing and administration	120,991	170,871	180,837
Research and development	41,253	48,811	50,032
Depreciation and amortization of property and equipment (note 5)	16,357	21,190	21,259
Amortization of intangible assets (notes 1(i) and 7)	22,367	9,571	9,573
Restructuring costs (note 2)	5,891	20,774	13,375
Impairment of goodwill (note 6)	—	34,173	—
Impairment of property and equipment (note 5)	—	2,194	—
(Gain) loss on sale of long-lived assets (note 7)	(4,147)	88	20

	202,712	307,672	275,096

Operating income (loss)	51,678	(46,103)	60,544

Non-operating expenses (income)
Interest expense	21,446	12,761	14,576
Foreign exchange loss	9,904	5,003	8,544
Other income	(736)	(394)	(536)

	30,614	17,370	22,584

Income (loss) before income taxes	21,064	(63,473)	37,960

Income tax expense (recovery) (note 11)
Current	5,097	(1,315)	15,364
Deferred	(4,577)	(7,663)	(8,448)

	520	(8,978)	6,916

Net income (loss)	$20,544	$(54,495)	$31,044

Earnings (loss) per share (note 13)
Basic	$0.17	$(0.45)	$0.25
Diluted	$0.16	$(0.45)	$0.25

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Comprehensive Income (Loss)

(thousands of U.S. dollars)

For the years ended March 31, 2014, 2013 and 2012

	March 31, 2014	March 31, 2013	March 31, 2012
Net income (loss)	$20,544	$(54,495)	$31,044
Other comprehensive income
Unrealized gains (losses) on translation of consolidated financial statements to U.S. dollar reporting currency	3,280	1,572	(303)
Unrealized gains on translation of foreign subsidiaries to Canadian dollar functional currency, net of income taxes of $394 ($96 and $981 for the years ended March 31, 2013 and March 31, 2012, respectively)	3,993	473	1,415

	7,273	2,045	1,112

Total comprehensive income (loss)	$27,817	$(52,450)	$32,156

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Balance Sheets

(thousands of U.S. dollars, except number of shares)

	March 31, 2014	March 31, 2013
ASSETS
Current assets
Cash and cash equivalents	$58,146	$141,383
Trade receivables (note 3)	86,809	65,106
Other current assets	9,228	11,062
Income taxes recoverable	2,996	25,661
Inventory (note 4)	78,191	65,762
Deferred income taxes (note 11)	27,045	16,056

	262,415	325,030

Property and equipment (note 5)	73,615	100,053
Intangible assets (note 7)	449	22,958
Deferred income taxes (note 11)	6,788	22,321
Deferred financing fees (note 8)	3,859	2,824
Other long-term assets	407	—

	$347,533	$473,186

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$31,075	$32,453
Accrued and other current liabilities	82,936	80,275
Deferred revenue	74,115	35,438
Current portion of capital lease obligation (note 5)	1,184	—
Current portion of long-term debt (note 8)	9,375	3,050

	198,685	151,216

Long-term debt (note 8)	104,923	285,175
Capital lease obligation (note 5)	62,950	—
Other long-term liabilities	201	4,497
Deferred revenue	9,745	87,076
Deferred income taxes (note 11)	—	6,238

	376,504	534,202
Commitments and contingencies (note 14)

Shareholders’ deficit
Share capital (note 9)
Class A Subordinate Voting Shares—no par value
Authorized—unlimited
Outstanding—42,172,275 shares as of March 31, 2014 and 41,521,171 shares as of March 31, 2013	456,474	454,703
Class B Shares—no par value
Authorized—unlimited
Issued and outstanding—79,464,195 shares as of March 31, 2014 and 2013	238,407	238,407
Treasury Shares—410,502 Class A Subordinate Voting Shares as of March 31, 2014 and 2013	(840)	(840)
Accumulated other comprehensive loss	(1,464)	(8,737)
Additional paid-in capital (notes 9 and 10)	43,738	41,281
Deficit	(765,286)	(785,830)

	(28,971)	(61,016)

	$347,533	$473,186

Subsequent event (note 17)

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Shareholders’ Deficit

(thousands of U.S. dollars)

For the years ended March 31, 2014, 2013 and 2012

	Share capital stated amount	Deficit	Accumulated other comprehensive loss	Additional paid-in capital	Total
Balance as of March 31, 2011	$721,819	$(762,379)	$(11,894)	$9,181	$(43,273)
Net income	—	31,044	—	—	31,044
Participant Equity Loan Plan (note 9)	135	—	—	—	135
Repurchase of common shares (note 9)	(25,555)	—	—	15,800	(9,755)
Other comprehensive income	—	—	1,112	—	1,112
Stock-based compensation expense	—	—	—	9,128	9,128

Balance as of March 31, 2012	$696,399	$(731,335)	$(10,782)	$34,109	$(11,609)
Net loss	—	(54,495)	—	—	(54,495)
Participant Equity Loan Plan (note 9)	680	—	—	(171)	509
Repurchase of common shares (note 9)	(5,435)	—	—	4,685	(750)
Other comprehensive income	—	—	2,045	—	2,045
Stock-based compensation expense	218	—	—	3,066	3,284
Shares issued under stock plans	408	—	—	(408)	—

Balance as of March 31, 2013	$692,270	$(785,830)	$(8,737)	$41,281	$(61,016)
Net income	—	20,544	—	—	20,544
Participant Equity Loan Plan (note 9)	603	—	—	—	603
Other comprehensive income	—	—	7,273	—	7,273
Stock-based compensation expense	—	—	—	3,603	3,603
Shares issued under stock plans	1,168	—	—	(1,146)	22

Balance as of March 31, 2014	$694,041	$(765,286)	$(1,464)	$43,738	$(28,971)

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Cash Flows

(thousands of U.S. dollars)

For the years ended March 31, 2014, 2013 and 2012

	March 31, 2014	March 31, 2013	March 31, 2012
Cash provided by (used in)
Operations
Net income (loss)	$20,544	$(54,495)	$31,044
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization of property and equipment	25,875	24,950	25,028
Amortization of intangible assets	22,463	9,571	9,573
Amortization of deferred financing fees	3,471	2,155	2,991
Non-cash interest expense on long-term debt	374	260	966
Non-cash restructuring costs in other long-term liabilities	(3,870)	(1,200)	5,358
Stock-based compensation expense	3,603	3,284	9,128
Unrealized loss on foreign exchange	10,624	7,129	8,268
Deferred income tax recovery	(4,577)	(7,663)	(8,448)
Impairment of goodwill	—	34,173	—
(Gain) loss on sale of long-lived assets	(4,147)	88	217
Impairment of property and equipment	—	2,194	—
Trade receivables	(26,357)	26,321	5,501
Other current assets	1,053	2,564	(4,705)
Inventory	(18,634)	43,796	(32,377)
Income taxes recoverable and payable	21,746	(16,197)	(13,422)
Accounts payable, accrued and other current liabilities	7,378	(6,509)	9,835
Deferred revenue	(29,530)	(84)	8,686
Other long-term assets	(465)	—	—

Cash provided by operating activities	29,551	70,337	57,643
Investing
Capital expenditures	(11,383)	(19,269)	(23,132)
Proceeds from sale of long-lived assets	4,221	49	105
Intangible assets	—	(201)	—
Proceeds from sale-leaseback, net (note 5)	76,216	—	—

Cash provided by (used in) investing activities	69,054	(19,421)	(23,027)

Financing
Repurchase of common shares	—	(750)	(9,755)
Proceeds from issuance of debt	127,950	—	—
Repayment of debt	(302,912)	(3,050)	(48,052)
Financing fees paid	(4,824)	—	—
Repayment of capital lease obligation	(1,361)	—	—
Participant equity loan plan, net	559	480	31
Common shares issued	22	—	—

Cash used in financing activities	(180,566)	(3,320)	(57,776)
Effect of exchange rate changes on cash and cash equivalents	(1,276)	(1,748)	(330)

Net (decrease) increase in cash and cash equivalents	(83,237)	45,848	(23,490)
Cash and cash equivalents, beginning of year	141,383	95,535	119,025

Cash and cash equivalents, end of year	$58,146	$141,383	$95,535

Cash and cash equivalents are comprised as follows
Cash	$31,434	$24,318	$19,421
Cash equivalents	26,712	117,065	76,114

	$58,146	$141,383	$95,535

Supplemental cash flow disclosures:
Interest paid	$15,043	$10,398	$12,182
Interest received	$732	$394	$536
Income taxes paid	$3,093	$14,981	$30,052
Amount of non-cash capital expenditures in accounts payable and accrued and other current liabilities	$1,564	$2,292	$1,975
Non-cash acquisition of asset under capital lease	$70,936	—	—

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2014, 2013 and 2012

Nature of business

SMART Technologies Inc. (the “Company”), formerly SMART Technologies (Holdings) Inc., was incorporated on June 11, 2007 under the Business Corporations Act (Alberta). On August 28, 2007 the shareholders of a related company which was then named SMART Technologies Inc. (“STI”), transferred 100% of the issued shares of STI to the Company. Prior to August 28, 2007 the principal operating company was STI. On August 28, 2007, SMART Technologies ULC was formed with the amalgamation of STI and a numbered company. On February 26, 2010 the Company changed its name to SMART Technologies Inc.

Through its wholly owned subsidiary, SMART Technologies ULC (“ULC”), and its subsidiaries, the Company designs, develops and sells interactive technology products and integrated solutions that enhance learning and enable people to collaborate with each other in innovative and effective ways. The Company is the global leader in the interactive display category, which is the core of its collaboration solutions. It generates revenue from the sale of interactive technology products and integrated solutions, including hardware, software and services.

1. Basis of presentation and significant accounting policies

The consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in the United States of America (“GAAP”), applied on a basis consistent for all periods. The significant accounting policies used in these GAAP consolidated financial statements are as follows.

(a) Principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All intercompany balances and transactions have been appropriately eliminated on consolidation.

(b) Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of provisions for litigation claims, deferred revenue, allowance for doubtful receivables, inventory valuation, warranty provisions, sales incentive provisions, restructuring provisions, deferred income taxes, valuation of derivative financial instruments and impairment assessments of property and equipment, intangible assets and goodwill. Actual results could differ from these estimates.

(c) Foreign currency translation

The Company’s Canadian operations and its foreign subsidiaries outside the U.S. and New Zealand, which solely provide sales and marketing support, have the Canadian dollar (“CDN”) as their functional currency. For these entities, monetary assets and liabilities denominated in foreign currencies are translated using exchange rates in effect at the balance sheet date and non-monetary assets and liabilities denominated in foreign currencies

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2014, 2013 and 2012

are translated at historic rates. Gains and losses on re-measurement are recorded in the Company’s consolidated statements of operations as part of foreign exchange loss (gain). The Company’s United States (“U.S.”) and New Zealand operating subsidiaries have the U.S. dollar as their functional currency and its Japanese operating subsidiary has the Japanese Yen as its functional currency. The financial statements of these subsidiaries are translated into Canadian dollars using the method of translation whereby assets and liabilities are translated using exchange rates in effect at the balance sheet date and revenues and expenses are translated using average rates for the period. Exchange gains or losses from the translation of these foreign subsidiaries financial results are credited or charged to foreign currency translation included in other comprehensive income for the period and accumulated other comprehensive loss as part of shareholders’ deficit.

The Company uses the U.S. dollar as its reporting currency. The Canadian dollar consolidated financial statements are translated into the U.S. dollar reporting currency using the current rate method of translation. Exchange gains or losses are included as part of other comprehensive income for the period and accumulated other comprehensive loss as part of shareholders’ deficit.

(d) Cash and cash equivalents

Cash equivalents consist primarily of short-term investments with an original maturity of three months or less and are carried on the consolidated balance sheet at cost which approximates fair value.

(e) Trade receivables

Trade receivables reflect invoiced and accrued revenue and are presented net of an allowance for doubtful receivables.

The Company evaluates the collectability of its trade receivables based on a combination of factors on a periodic basis. The Company considers historical experience, the age of the trade receivable balances, credit quality of the Company’s resellers and distributors, current economic conditions, and other factors that may affect the resellers’ and distributors’ ability to pay.

(f) Inventory

Raw materials and finished goods inventory is stated at the lower of cost, computed using the first-in, first-out method, or market. If the cost of the inventory exceeds its market value, provisions are made for the difference between the cost and the market value.

(g) Property and equipment

Property and equipment are recorded at cost and depreciated and amortized to their net residual value over their estimated useful lives using the straight-line method. The Company capitalizes certain internal and external costs incurred to acquire or develop internal-use software. Capitalized software costs are amortized over the estimated useful life of the software. Depreciation and amortization is calculated using the following rates.

Building	25 years
Asset under capital lease	20 years
Information systems, hardware and software	2 - 4 years
Assembly equipment, furniture, fixtures and other	2 - 4 years

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2014, 2013 and 2012

Depreciation charges related to equipment used in assembly operations held at the Company’s contract manufacturers are included in cost of sales.

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In reviewing for impairment, the carrying value of such assets is compared to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. Any impairment charge is recognized to reduce the carrying value of the assets to its estimated fair value in the period in which it is identified.

(h) Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the recognized amounts of the assets acquired, less liabilities assumed. Goodwill is not amortized, but is assessed annually for impairment or more frequently if events or changes in circumstances indicate that the asset might be impaired.

The Company consists of a single reporting unit. When a qualitative assessment determines that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, an impairment test is carried out.

(i) Intangible assets

Intangible assets are stated at cost less accumulated amortization and are comprised of acquired technology, customer relationships and other intellectual property.

Intangible assets are amortized as follows.

Acquired technology	4 years
Customer relationships	4 years
Other intellectual property	4 - 10 years

Intangible assets with determinable lives are amortized using the straight-line method based on the estimated useful lives of the respective assets. When there is a change in the estimated useful life of a finite-lived intangible asset, amortization is adjusted prospectively. Intangible assets with finite lives are tested for impairment if events or conditions have occurred that indicate that their carrying value may not be recoverable. In reviewing for impairment, the carrying value of such assets is compared to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. Any impairment charge is recognized to reduce the carrying value of the intangible asset to its estimated fair value in the period in which such determination is made.

During the year ended March 31, 2014, the Company reassessed the estimated useful lives of certain of its intangible assets. See Note 7 – Intangible assets for further discussion of this change in accounting estimate.

(j) Deferred financing fees

Deferred financing fees represent the direct costs of entering into the Company’s long-term debt and credit facilities. For non-revolving credit facilities, costs are amortized as interest expense using the effective interest method. For revolving credit facilities, costs are amortized as interest expense using the straight-line method. The deferred financing fees are amortized over the term of the debt or credit facilities.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2014, 2013 and 2012

(k) Leases

Lease agreements are evaluated to determine whether they are capital or operating leases. When substantially all of the risks and benefits of property ownership have been transferred to the Company, the lease is recognized as a capital lease.

For capital leases, an asset is recorded at the lower of its fair market value or the net present value of the future minimum lease payments, with a corresponding obligation. Assets under capital lease are amortized on a straight-line basis over the lease term. Interest charges are expensed over the period of the lease in relation to the carrying value of the capital lease obligation.

Gains associated with a sale-leaseback transaction are deferred. The deferred gain is presented as a reduction of the asset under capital lease. This gain is amortized on a straight-line basis over the lease term as a reduction to amortization expense.

(l) Revenue recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services are rendered, the sales price is fixed or determinable and collection is reasonably assured. Revenue consists primarily of consideration from the bundled sale of hardware, software that is essential to the functionality of the hardware and technical support.

Revenue from the bundled sale of hardware, software and technical support is recognized in accordance with general revenue recognition accounting guidance and revenue from separate sales of software products and technical support is recognized in accordance with industry specific software revenue recognition accounting guidance. Amounts invoiced and cash received in advance of meeting these revenue recognition criteria are recognized as deferred revenue.

The Company offers certain incentives to customers based on purchase levels. These incentives are recorded as a reduction of related revenues when this revenue is recognized. The Company has agreements with certain distributors which allow for stock rotation rights and price protection. The Company recognizes an allowance for stock rotation rights and price protection based on historical experience. The provision is recorded as a reduction to revenue in the period during which the related revenue is recognized. Revenue is recorded net of taxes collected from customers that are remitted to government authorities with the collected taxes recorded as current liabilities until remitted to the relevant government authority.

Revenue recognition for arrangements with multiple deliverables

For multi-element arrangements that include tangible products containing software essential to the product’s functionality and undelivered elements relating to the tangible product and its essential software, the Company allocates revenue to the multiple deliverables based on their relative selling prices. To determine the relative selling price the following hierarchy is used.

(i)	vendor-specific objective evidence of fair value (“VSOE”);

(ii)	third-party evidence (“TPE”); and

(iii)	estimate of the selling price (“ESP”).

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2014, 2013 and 2012

VSOE is established as the price charged for a deliverable when the same deliverable is sold separately by the Company. TPE of selling price is established by evaluating largely similar and interchangeable competitor products or services in stand-alone sales. The ESP is established considering internal factors such as internal costs, margin objectives, pricing practices and controls, customer and market conditions such as competitor pricing strategies for similar products, and industry data.

Substantially all the Company’s revenue is made up of the sales of interactive displays and accessories. Interactive displays consist of hardware products and software essential to the functionality of the hardware product that is delivered at the time of sale, and technical support, which includes future unspecified software upgrades and features relating to the product’s essential software to be received, on a when-and-if-available basis. The Company has allocated revenue between these deliverables using the relative selling price method.

The Company assesses incentives and discounts provided to customers in determining the relative selling prices of the deliverables in its arrangements to determine the most appropriate method of allocating such incentives and discounts to such deliverables. In general, the Company has concluded that allocating such incentives and discounts ratably to the deliverables based on the proportion of arrangement consideration allocated to each is appropriate based upon the way the Company currently sells its product.

The Company is unable to determine VSOE for its deliverables as they are not sold in significant volumes on a separate, stand-alone basis. The Company’s go-to-market strategy is the same or similar to that of its peers for these deliverables, in that product offerings are made in multiple deliverable bundles, such that the TPE of selling price of stand-alone deliverables cannot be obtained. Consequently, the Company is unable to establish selling price using VSOE or TPE and therefore uses ESP in its allocation of revenue.

Amounts allocated to the delivered hardware and the related essential software are recognized at the time of sale provided all the conditions for revenue recognition have been met. Amounts allocated to the technical support services and unspecified software upgrades are deferred and recognized using the straight-line method over the estimated term of provision. All product cost of sales, including estimated warranty costs, are recognized at the time of sale. Costs for research and development and sales and marketing are expensed as incurred.

Change in accounting estimate

Prior to September 24, 2013, amounts allocated to technical support services and unspecified software upgrades in multi-element arrangements were deferred and recognized on a straight-line basis over the estimated life of the related hardware of seven years. As a result of the Company’s introduction of Notebook Advantage, an annual maintenance and upgrade program which will become mandatory April 2014, the Company has announced it will cease its past practice to provide technical support services and upgrades over the life of a product. At the time of the announcement in September 2013, the Company reassessed the estimated period that support services and unspecified software upgrades are expected to be provided for sales occurring prior to that date. The Company concluded that the support period for these sales is expected to end on March 31, 2015 and has therefore decreased the period over which deferred revenue for technical support services and unspecified software upgrades is amortized. No further changes in estimate were made since September 2013. The Company has determined that this adjustment is a change in accounting estimate and has accounted for the change prospectively.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2014, 2013 and 2012

For the year ended March 31, 2014, the effect of this change is to increase revenue and operating income by $20,303 and to increase net income by $15,227 and earnings per share by $0.13 on a basic and $0.12 on a diluted basis. The effect of this change on future operating income and net income is estimated to be an increase of approximately CDN$11,000 and CDN$8,250, respectively, per quarter for the next four quarters from what they otherwise would have been.

Revenue recognition for software

The Company also sells software, technical support and unspecified software upgrade rights altogether separate from hardware. For software arrangements involving multiple elements, revenue is allocated to each element based on the relative fair value only if VSOE evidence of fair values, which is based on prices charged when the element is sold separately, is available. The Company does not have VSOE for the undelivered elements in its software sales and, accordingly, the entire arrangement consideration is deferred and amortized over one year, the estimated period that such items are delivered or that services are provided.

(m) Comprehensive income (loss)

Comprehensive income (loss) is comprised of net income and other comprehensive income (“OCI”).

OCI refers to revenues, expenses, gains and losses that under GAAP are recorded as an element of comprehensive income but are excluded from net income. OCI consists of foreign currency translation adjustments for the period which arise from the conversion of the Canadian dollar consolidated financial statements to the U.S. dollar reporting currency consolidated financial statements. OCI also includes foreign currency translation adjustments from those foreign subsidiaries that have a local currency as their functional currency that arises on translation of these foreign subsidiaries’ financial statements into their parent’s reporting currency.

(n) Financial instruments

Derivative financial instruments are used by the Company to manage its exposure to interest and foreign exchange rate fluctuations. To manage interest rate exposure, the Company enters into interest rate swap contracts and to manage foreign exchange exposure, the Company enters into forward and foreign exchange collar contracts. The Company does not use derivative financial instruments for speculative purposes.

Financial Accounting Standards Board (“FASB”) ASC 815—Accounting for Derivative Instruments requires all derivative financial instruments to be recognized at fair value on the consolidated balance sheet and outlines the criteria to be met in order to designate a derivative instrument as a hedge and the methods for evaluating hedge effectiveness. The fair value is calculated based on quoted market prices.

Derivative contracts that do not qualify as hedges under ASC 815, or where hedge accounting is not applied, are recorded at fair value in the consolidated balance sheet unless exempted from derivative treatment as meeting normal purchase and sale criteria. Any changes in the fair value of these derivative contracts are recorded in net income when those changes occur. The Company does not currently apply hedge accounting as defined by ASC 815 to any of its financial instruments.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2014, 2013 and 2012

(o) Income taxes

In accordance with FASB ASC 740—Accounting for Income Taxes, the Company uses the liability method of accounting for income taxes. Under the liability method, current income taxes are recognized for the estimated income taxes payable for the current year and deferred income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and the benefit of losses and other deductions carried forward for tax purposes that are likely to be realized. A valuation allowance is recorded against net deferred income tax assets if it is more likely than not that the asset will not be realized. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are scheduled to be recovered or settled. The effect on the deferred income tax assets and liabilities from a change in tax rates is recognized in net income in the period that the change is enacted.

The Company follows ASC 740 in assessing its uncertain tax positions and provisions for income taxes which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, prescribes a recognition threshold of more likely than not to be sustained upon examination and provides guidance on derecognition measurement classification, interest and penalties, accounting in interim periods, disclosure and transitions.

(p) Investment tax credits

The Company uses the flow-through method to account for investment tax credits (“ITCs”), earned on eligible Scientific Research and Experimental Development (“SR&ED”) expenditures. Under this method, the ITCs are recognized as a reduction (increase) to income tax expense (recovery).

ITCs are subject to technical and financial review by Canadian tax authorities on a project-by-project basis and therefore amounts received may vary significantly from the amounts recorded. Any such differences are recorded as an adjustment to the recognized amount in the year the SR&ED review is completed and the results are made known to the Company.

(q) Research and product development costs

Research costs are expensed as incurred. Development costs for products and licensed software to be sold, leased or otherwise marketed are subject to capitalization beginning when a product’s technological feasibility has been established and ending when a product is available for general release to customers. In most instances, the Company’s products are released soon after technological feasibility has been established. Costs incurred subsequent to achievement of technological feasibility are usually not significant, and therefore all product development costs are expensed as incurred.

(r) Earnings per share

Per share amounts are based on the weighted-average number of common shares outstanding during the period. Diluted earnings per share are calculated using the treasury stock method.

(s) Warranty provision

The Company provides for the estimated costs of product warranties at the time revenue is recognized and records the expense in cost of sales. Interactive displays and other hardware products are generally covered by a

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2014, 2013 and 2012

time-limited warranty for varying periods of time. The Company’s warranty obligation is affected by product failure rates, warranty periods, freight, material usage and other related repair or replacement costs. The Company assesses the adequacy of its warranty liability and adjusts the amount as necessary based on actual experience and changes in future estimated costs. The accrued warranty obligation is included in accrued and other current liabilities.

(t) Stock-based compensation

Stock-based compensation expense for stock options is estimated at the grant date based on each option’s fair value as calculated by the Black-Scholes-Merton (“BSM”) option-pricing model. The Company generally recognizes stock-based compensation expense ratably using the graded method over the requisite service period with an offset to additional paid-in capital. The BSM model requires various judgmental assumptions including volatility and expected option life. In addition, judgment is also applied in estimating the amount of stock-based awards that are expected to be forfeited, and if actual results differ significantly from these estimates, stock-based compensation expense and the Company’s results of operations would be impacted. Any consideration paid by employees on exercise of stock options plus any recorded stock-based compensation within additional paid-in capital related to that stock option is credited to share capital.

The Company classifies Restricted share units (“RSUs”), Performance share units (“PSUs”) and Deferred share units (“DSUs”) as equity instruments as the Company has the ability and intent to settle the awards in common shares. The compensation expense is calculated based on the fair value of each instrument as determined by the closing value of the Company’s common shares on the business day of the grant date. The Company recognizes compensation expense ratably over the vesting period of the RSUs and PSUs. For DSUs, compensation expense is recorded at the date of grant.

(u) Participant equity loan plan

The Company has a Participant Equity Loan Plan (the “Plan”), under which the Company loaned funds to certain employees for the purpose of allowing these employees the opportunity to purchase common shares of the Company at fair value. Common shares issued under the Plan are subject to voting and transferability restrictions that lapse based on certain events.

Shares purchased under the Plan are reported as share capital at their fair value on the date of issue. The outstanding related employee loans and any accrued interest are reported as a deduction from share capital. When there is an amendment in the terms of the Plan, the difference between the fair value at the date of the amendment and the fair value at the original date of purchase is recognized as stock-based compensation ratably on a graded basis over the period that restrictions on the shares lapse.

(v) Restructuring costs

Employee termination benefits associated with an exit or disposal activity are accrued when the liability is both probable and reasonably estimable provided that the Company has a history of providing similar severance benefits that meet the criteria of an on-going benefit arrangement. If no such history exists, the costs are expensed when the termination benefits are paid. Contract termination costs are recognized and measured at fair value when the Company ceases using the rights under the contract. Other associated costs are recognized and measured at fair value when they are incurred.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2014, 2013 and 2012

2. Restructuring costs

(a) Fiscal 2014 March restructuring

In the fourth quarter of fiscal 2014, the Company announced a restructuring plan to close its Ottawa business location. The closure is expected to be completed by the second quarter of fiscal 2015.

The change in the Company’s accrued restructuring obligation associated with the Fiscal 2014 March restructuring activities for the year ended March 31, 2014 is summarized in the following table.

Year ended March 31, 2014
Employee Termination Costs
Restructuring costs incurred	$3,147
Restructuring costs paid	(126)
Currency translation adjustment	(9)

Accrued restructuring obligation at end of period	$3,012

At March 31, 2014, the accrued restructuring obligation of $3,012 was included in accrued and other current liabilities.

(b) Fiscal 2014 restructuring

In the third quarter of fiscal 2014, the Company made the decision to exit the optical touch sensor business for desktop displays, and began a restructuring of NextWindow, its New Zealand-based subsidiary, and also implemented initiatives intended to reduce costs and improve operating performance in North America. The wind down of NextWindow is expected to be completed during fiscal 2015.

The change in the Company’s accrued restructuring obligation associated with the restructuring activities for the year ended March 31, 2014 is summarized in the following table.

	Year ended March 31, 2014
	Employee Termination Costs	Other Restructuring Costs	Total
Restructuring costs incurred	$3,076	$352	$3,428
Restructuring costs paid	(2,075)	(346)	(2,421)
Currency translation adjustment	75	(6)	69

Accrued restructuring obligation at end of period	$1,076	$0	$1,076

At March 31, 2014, the accrued restructuring obligation of $1,076 was included in accrued and other current liabilities.

(c) Fiscal 2013 December restructuring

In December 2012, the Company announced a restructuring plan to increase focus on its target markets and streamline its corporate support functions. As part of the restructuring, the Company reduced its workforce by

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2014, 2013 and 2012

approximately 25%. The majority of the workforce reduction was completed by March 31, 2013. Further workforce reduction was completed in the first quarter of fiscal 2014. No further material costs are expected to be incurred.

The change in the Company’s accrued restructuring obligation associated with the fiscal 2013 December restructuring activities for the year ended March 31, 2014 and 2013 is summarized in the following table.

	Year ended March 31, 2014
	Employee Termination Costs	Facilities Costs	Other Restructuring Costs	Total
Accrued restructuring obligation at beginning of year	$5,729	$1,018	$84	$6,831
Restructuring costs incurred	151	235	329	715
Restructuring costs paid	(2,804)	(1,019)	(184)	(4,007)
Adjustment	(1,828)	11	(216)	(2,033)
Currency translation adjustment	(145)	(38)	(13)	(196)

Accrued restructuring obligation at end of year	$1,103	$207	$0	$1,310

	Year ended March 31, 2013
	Employee Termination Costs	Facilities Costs	Other Restructuring Costs	Total
Restructuring costs incurred	$16,172	$1,010	$208	$17,390
Restructuring costs paid	(10,227)	—	(124)	(10,351)
Currency translation adjustment	(216)	8	—	(208)

Accrued restructuring obligation at end of year	$5,729	$1,018	$84	$6,831

During the year ended March 31, 2014, the Company recorded additional restructuring costs of $715, related to employee termination costs, facilities costs and other restructuring costs.

The Company’s original estimate of employee termination costs and other restructuring costs was higher than the actual costs incurred and as a result an adjustment of $(2,044) was recorded. The Company’s original estimate of facilities costs was lower than the actual costs incurred and as a result an adjustment of $11 was recorded.

To date the Company has incurred restructuring costs of $16,072, comprised of employee termination costs of $14,495, facilities costs of $1,256 and other restructuring costs of $321.

At March 31, 2014, $1,110 (March 31, 2013 – $6,831) of the accrued restructuring obligation was included in accrued and other current liabilities and $200 (March 31, 2013 – nil) was included in other long-term liabilities.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2014, 2013 and 2012

(d) Fiscal 2013 August restructuring

In August 2012, the Company announced a restructuring plan to implement additional cost reduction measures with the objective of improving the Company’s operating efficiencies. The restructuring plan was completed during the quarter ended September 30, 2012.

The change in the Company’s accrued restructuring obligation associated with the fiscal 2013 August restructuring activities for the years ended March 31, 2014 and 2013 is summarized in the following table.

	Year ended March 31,
	2014	2013
	Employee Termination Costs
Accrued restructuring obligation at beginning of year	$161	$—
Restructuring costs incurred	—	1,947
Restructuring costs paid	—	(1,775)
Adjustment	(158)	—
Currency translation adjustment	(3)	(11)

Accrued restructuring obligation at end of year	$0	$161

The Company’s original estimate of outplacement costs was higher than actual costs incurred and as a result an adjustment of $(158) was recorded.

The Company incurred total restructuring costs of $1,789 relating to employee termination costs.

(e) Fiscal 2012 August restructuring

In August 2011, the Company announced the transfer of the remainder of its interactive display assembly operations from its leased facility in Ottawa, Canada to contract manufacturers. In December 2011, the Company ceased using the assembly and warehouse space at the Ottawa facility and recorded a lease obligation based on expected future expenditures and estimated future sublease rentals for the remainder of the term. In the fourth quarter of fiscal 2014 we negotiated the early termination of our lease and will have no further commitments with regard to the facility effective August 31, 2014.

The change in the Company’s accrued restructuring obligation associated with the fiscal 2012 August restructuring activities for the years ended March 31, 2014 and 2013 is summarized in the following table.

	Year ended March 31,
	2014	2013
	Facilities Costs
Accrued restructuring obligation at beginning of year	$6,500	$7,788
Restructuring costs paid	(2,930)	(2,576)
Accretion expense	218	417
Adjustment	574	1,020
Currency translation adjustment	(440)	(149)

Accrued restructuring obligation at end of year	$3,922	$6,500

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2014, 2013 and 2012

To date the Company has incurred restructuring costs of $15,605, comprised of employee termination benefits of $3,745, facilities costs of $10,404 and other restructuring costs of $1,455.

At March 31, 2014, the current portion of the accrued restructuring obligation of $3,922 (March 31, 2013 – $2,286) was included in accrued and other current liabilities with the remaining long-term portion of $0 (March 31, 2013 – $4,214) included in other long-term liabilities.

3. Trade receivables

	March 31, 2014	March 31, 2013
Trade receivables	$89,991	$68,606
Allowance for doubtful receivables	(3,182)	(3,500)

	$86,809	$65,106

The following table summarizes the activity in the allowance for doubtful receivables.

	Year ended March 31,
	2014	2013	2012
Balance at beginning of year	$3,500	$3,104	$3,603
Charge to bad debts expense	516	3,377	1,579
Write-off of receivables	(542)	(2,909)	(2,000)
Currency translation adjustment	(292)	(72)	(78)

Balance at end of year	$3,182	$3,500	$3,104

4. Inventory

	March 31, 2014	March 31, 2013
Finished goods	$77,212	$59,972
Raw materials	10,369	10,577
Provision for obsolescence	(9,390)	(4,787)

	$78,191	$65,762

The provision for obsolescence is related to finished goods and raw materials inventory.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2014, 2013 and 2012

5. Property and equipment

	March 31, 2014	March 31, 2013
Cost
Asset under capital lease, net	$52,059	$—
Building	—	72,925
Information systems, hardware and software	60,660	70,049
Assembly equipment, furniture, fixtures and other	38,234	37,875
Assets under construction	3,965	5,858

	$154,918	$186,707
Accumulated depreciation and amortization
Asset under capital lease, net	$2,946	$—
Building	—	12,139
Information systems, hardware and software	49,197	48,127
Assembly equipment, furniture, fixtures and other	29,160	26,388

	$81,303	$86,654
Net book value
Asset under capital lease, net	$49,113	$—
Building	—	60,786
Information systems, hardware and software	11,463	21,922
Assembly equipment, furniture, fixtures and other	9,074	11,487
Assets under construction	3,965	5,858

	$73,615	$100,053

Depreciation and amortization expense incurred is as follows.

	Year ended March 31,
	2014	2013	2012
Asset under capital lease	$2,423	$—	$—
Building	245	2,951	2,968
Information systems, hardware and software	10,955	14,614	13,690
Assembly equipment, furniture, fixtures and other	12,252	7,385	8,370

	$25,875	$24,950	$25,028

The amount of depreciation expense included in cost of sales amounted to $9,518, $3,760 and $3,769 for the years ended March 31, 2014, 2013 and 2012, respectively.

Included in accrued and other current liabilities is an accrual for capital expenditures of $1,564 at March 31, 2014 (March 31, 2013 – $2,292).

During the year ended March 31, 2013, the Company concluded that the carrying amount of certain assets was not recoverable and recorded an impairment charge of $2,194 primarily related to discontinued information system projects.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2014, 2013 and 2012

Sale-leaseback transaction

In fiscal 2014, the Company sold its global headquarters building for proceeds of $76,216, net of transaction fees. Pursuant to the agreement, the Company entered into a 20-year lease agreement on the building with an effective date of May 7, 2013. Based on the terms of the agreement, the Company has classified and is accounting for the lease as a capital lease. The lease provides an option for four additional five-year periods. The initial base rent is CDN$5,945 per year, payable monthly, with an 8% escalation every five years. The effective interest rate on the capital lease obligation outstanding was 6.6%. The gain on sale of CDN$15,000, has been deferred and is being recognized on a straight-line basis over the initial lease term as a reduction in amortization expense. The total deferred gain has been presented as a reduction of the capital asset. Under the lease, the Company is responsible for the costs of utilities, insurance, taxes and maintenance expenses.

Future minimum annual payments under capital lease at March 31, 2014 are as follows.

Fiscal year ending March 31,

Annual minimum lease payments
2015	$5,375
2016	5,375
2017	5,375
2018	5,375
2019	5,769
2020 and thereafter	88,908

Total minimum lease payments	$116,177
Less: imputed interest on capital lease	52,043

Present value of minimum lease payments	$64,134

6. Goodwill

Changes to the carrying amount of goodwill during the year ended March 31, 2013 were as follows:

Balance at March 31, 2012	$34,173
Impairment of goodwill	(34,173)

$—

During the nine months ended December 31, 2012, the continuing decline of both the Company’s share price and revenue had reached levels where management concluded that it was more likely than not that a goodwill impairment existed. Based on the results of the second step of the goodwill impairment test, it was concluded that the full carrying value of goodwill was impaired. The Company recorded a goodwill impairment charge of $34,173 and reported this amount as a separate line item in the consolidated statements of operations.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2014, 2013 and 2012

7. Intangible assets

	March 31, 2014	March 31, 2013
Cost
Acquired technology	$29,600	$29,600
Customer relationships	17,500	17,500
Other intellectual property	3,918	3,999

	$51,018	$51,099
Accumulated amortization
Acquired technology	$29,600	$15,754
Customer relationships	17,500	10,296
Other intellectual property	3,469	2,091

	$50,569	$28,141
Net book value
Acquired technology	$—	$13,846
Customer relationships	—	7,204
Other intellectual property	449	1,908

	$449	$22,958

During the third quarter of fiscal 2014, the Company reassessed the estimated useful lives of certain of its intangible assets, due to a decline in the optical touch sensor market for desktop displays. The Company changed the estimated useful lives of these intangible assets to end March 31, 2014. The Company has determined that this adjustment is a change in accounting estimate and has accounted for the change prospectively. For the year ended March 31, 2014, the change in estimate increased amortization by $12,833, decreasing net income by $9,240 and earnings per share by $0.08 on a basic and $0.07 on a diluted basis. The effect of this change will decrease amortization expense and increase operating income by $9,452 and increase net income by $6,805 in the year ended March 31, 2015.

Amortization expense of finite-lived intangibles for the years ended March 31, 2014, 2013 and 2012 was $22,463, $9,571 and $9,573, respectively. The amount of amortization expense included in cost of sales amounted to $96, $0 and $0 for the years ended March 31, 2014, 2013 and 2012, respectively.

During the fourth quarter of fiscal 2014, the Company sold several internally generated intangible assets to a third party resulting in a gain on sale of $4,170.

Based on the carrying value of the identified intangible assets at March 31, 2014 and assuming no subsequent impairment of the underlying assets, the annual amortization expense for the next five years is expected to be as follows.

	Fiscal year ending March 31,
	2015	2016	2017	2018	2019
Amortization expense	$165	$72	$72	$62	$49

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2014, 2013 and 2012

8. Long-term debt and credit facilities

	March 31, 2014	March 31, 2013
First lien facility	$—	$288,225
Term loan	120,313	—
Unamortized debt discount	(6,015)	—
Current portion of long-term debt	(9,375)	(3,050)

	$104,923	$285,175

All debt and credit facilities are U.S. dollar facilities.

(a) Term loan and asset-based loan

In July 2013, the Company closed its credit facility refinancing. The Company entered into a four-and-a-half year, $125,000 senior secured term loan (the “Term loan”) and a four-year, $50,000 asset-based loan (the “ABL”). The Term loan and the ABL are secured by substantially all assets of the Company and certain subsidiaries. The ABL was undrawn as of March 31, 2014.

The Term loan requires mandatory annual repayments of 7.5% per annum during the first two-and-a-half years and 10.0% in the last two years on a quarterly basis. In addition, the Term loan is subject to an annual excess cash flow sweep beginning March 31, 2014 and each proceeding year after. The Company is required to repay amounts under the facility ranging between zero and 50% of annual excess cash flows, contingent upon the Company’s leverage ratio at the time.

Borrowings under the Term loan bear interest at floating rates, based on LIBOR or the base rate of the administrative agent. Borrowings under the ABL bear interest at floating rates based on the banker’s acceptance rate, LIBOR, the Canadian base rate of the administrative agent or the Canadian prime rate. The Company has discretion with respect to the basis upon which interest rates are set. The interest rate on borrowings under the Term loan is priced at LIBOR plus 9.25% with a LIBOR floor of 1.25% and the ABL is priced at LIBOR plus 2.5% at March 31, 2014.

The Company recognized a discount of $7,050 which has been presented as a reduction of the Term loan. The discount is recognized over the term of the loan using the effective interest method, based on an imputed interest rate of 12.4%.

The Company had outstanding letters of credit totaling $8,000 at March 31, 2014 and $1,166 at March 31, 2013. These letters of credit have not been drawn; however, they reduce the amount available to the Company under the ABL.

(b) First lien facility

The Company repaid $10,000 of the First lien facility from the proceeds of the building sale (note 5) during the first quarter of fiscal 2014. In July 2013, as part of the new Term loan and ABL financing, the remaining balance of $277,463 was repaid in full.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2014, 2013 and 2012

(c) Deferred financing fees

In July 2013, the Company expensed $2,023 of unamortized deferred financing fees as a result of the repayment of the First lien facility. These fees are included in interest expense. In July 2013, the Company incurred fees of $4,541 relating to the Term loan and the ABL.

The Company recorded amortization of deferred financing fees of $3,471, $2,155 and $2,991 for the years ended March 31, 2014, 2013 and 2012, respectively.

9. Share capital

(a) Share capital

(i) Authorized

The Company’s authorized share capital consists of an unlimited number of Class A Subordinate Voting Shares, an unlimited number of Class B Shares and an unlimited number of Preferred Shares issuable in series.

Each holder of Class B Shares and each holder of Class A Subordinate Voting Shares is entitled to receive notice of and attend all meetings of the Company’s shareholders, except meetings at which only holders of another particular class or series have the right to vote. At each such meeting, each Class B Share entitles its holder to 10 votes and each Class A Subordinate Voting Share entitles its holder to one vote, voting together as a single class, except as otherwise set forth in the Company’s articles of amalgamation or prescribed by applicable laws.

(ii) Issued and outstanding

Shares Outstanding	Class A Subordinate Voting Shares	Class A Subordinate Voting Shares – Treasury Shares	Class B Shares	Total
March 31, 2011	44,308,596	(57,500)	79,464,195	123,715,291
Participant Equity Loan Plan	—	(160,800)	—	(160,800)
Shares repurchased for cancellation	(2,327,486)	—	—	(2,327,486)

March 31, 2012	41,981,110	(218,300)	79,464,195	121,227,005
Participant Equity Loan Plan	—	(217,500)	—	(217,500)
Stock-based compensation	115,015	25,298	—	140,313
Shares repurchased for cancellation	(574,954)	—	—	(574,954)

March 31, 2013	41,521,171	(410,502)	79,464,195	120,574,864
Participant Equity Loan Plan	—	—	—	—
Shares issued under stock plans	651,104	—	—	651,104

March 31, 2014	42,172,275	(410,502)	79,464,195	121,225,968

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2014, 2013 and 2012

Stated Amount	Class A Subordinate Voting Shares	Class A Subordinate Voting Shares – Treasury Shares	Class B Shares	Total
March 31, 2011	$483,572	$(160)	$238,407	$721,819
Participant Equity Loan Plan	568	(433)	—	135
Repurchase of Common Shares	(25,555)	—	—	(25,555)

March 31, 2012	$458,585	$(593)	$238,407	$696,399
Participant Equity Loan Plan	996	(316)	—	680
Stock-based compensation	557	69	—	626
Shares repurchased for cancellation	(5,435)	—	—	(5,435)

March 31, 2013	$454,703	$(840)	$238,407	$692,270
Participant Equity Loan Plan	603	—	—	603
Shares issued under stock plans	1,168	—	—	1,168

March 31, 2014	$456,474	$(840)	$238,407	$694,041

(b) Participant equity loan plan

In 2009, the Company implemented a Participant Equity Loan Plan (the “Plan”) under which the Company loaned funds to certain employees for the purpose of allowing them to purchase Class A Subordinate Voting Shares of the Company at fair value as determined by a third party valuation.

Shares granted under the Plan are reported as share capital in shareholders’ equity at their value on the date of issue. The outstanding related loans and accrued interest are reported as a reduction of share capital.

In 2010, the Plan was amended such that the 40% of shares with performance-based restrictions that did not become unrestricted as part of the Initial Public Offering (“IPO”) transaction, representing 24% of the total shares under the Plan, would become unrestricted in two equal installments on each of the following two anniversary dates of the IPO. The impact of the Plan amendment was fully amortized at September 30, 2012. The total value expensed in the year ended March 31, 2014 was nil (March 31, 2013 – $590).

On November 20, 2012 certain terms of the Plan were amended. All Plan shares previously held in trust by the Company as security against the Plan loans were released to Plan participants, with remaining loan balances continuing to be secured by these shares. Any proceeds from the sale of these shares must first be applied against any outstanding loan balance. Additional compensation was also provided to Plan participants for the purpose of loan repayments. Most participants received the first installment in the fourth quarter of fiscal 2013 and received the second installment in the third quarter of fiscal 2014. The first installment of $1,209 was included in selling, marketing and administration expense and research and development expense in the year ended March 31, 2013. The second installment of $834 was accrued evenly over the twelve months ended December 31, 2013 with $626 included in selling, marketing and administration expense and research and development expense in the year ended March 31, 2014.

The compensatory benefit, as a result of these amendments, of the 541,975 Plan shares with outstanding loans was determined at the date of the Plan amendment using the Black-Scholes-Merton (“BSM”) option pricing

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2014, 2013 and 2012

model. In the year ended March 31, 2014, the total benefit of nil (March 31, 2013 – $339) has been reported as stock-based compensation expense with an offset to additional paid-in capital. In addition, interest was no longer charged on Plan loans retroactive to April 1, 2012. As a result, in the year ended March 31, 2014, accrued interest of nil (March 31, 2013 – $44) was reversed. During the year ended March 31, 2014, Plan loans of nil (March 31, 2013 – $286) from employees who had left the Company were written off with an offset to bad debt expense. Total loans amounted to $277 at March 31, 2014 (March 31, 2013 – $880).

Share capital increased by $603 (March 31, 2013 – $1,160) in the year ended March 31, 2014 as a result of Plan activity. This includes loan principal and interest repayments totaling $559 (March 31, 2013 – $846) and foreign exchange adjustments of $44 (March 31, 2013 – $28). During the year ended March 31, 2014, zero (March 31, 2013 – 297,500) shares of employees who left the Company were repurchased by a subsidiary company resulting in a net reduction in share capital of nil (March 31, 2013 – $480). Stock based compensation paid related to these repurchases amounted to nil (March 31, 2013 – $53).

In the year ended March 31, 2014, zero (March 31, 2013 – 25,298) Class A Subordinate Voting Shares – Treasury Shares, held by a subsidiary company, were transferred to certain employees in settlement of vested restricted share units (note 10(c)) which resulted in an increase in share capital of nil (March 31, 2013 – $218) including a nil (March 31, 2013 – $148) reclassification of additional paid-in capital to share capital. In the year ended March 31, 2014, zero (March 31, 2013 – 80,000) Class A Subordinate Voting Shares – Treasury Shares held by a subsidiary company were transferred to the parent company and cancelled resulting in a reduction in share capital of nil (March 31, 2013 – $164).

(c) Share repurchase plan

On August 19, 2011, the Company’s Board of Directors approved a share repurchase plan and normal course issuer bid to purchase for cancellation up to 4,000,000 of the Company’s Class A Subordinate Voting Shares. The shares were purchased in the open market at prevailing market prices over a 12-month period between August 25, 2011 and August 24, 2012. In the year ended March 31, 2013, the Company repurchased for cancellation 494,954 Class A Subordinate Voting Shares at an average price of $1.51 per share for a total purchase price of $750, resulting in a reduction to stated capital of $5,435 and corresponding credit to additional paid-in capital of $4,685. During the share repurchase plan period, the Company repurchased for cancellation 2,822,440 Class A Subordinate Voting Shares at an average price of $3.72 per share for a total purchase price of $10,505. All the repurchased shares have been cancelled.

(d) Issuance of treasury shares

In the year ended March 31, 2013, 115,015 Class A Subordinate Voting Shares were issued at the current market price for settlement of vested RSUs resulting in a net increase in share capital of $408 and a reduction in additional paid-in capital of $408 (note 10(c)).

10. Stock-based compensation

The 2010 Equity Incentive Plan (“2010 Plan”) provides for the grant of options, restricted share units and deferred share units to the directors, officers, and employees of the Company and its subsidiaries. The Company has reserved for issuance Class A Subordinate Voting Shares representing up to 12% of the total outstanding Class A Subordinate Voting Shares and Class B Shares. At March 31, 2014 there were 5,788,314 stock-based

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2014, 2013 and 2012

awards available for future grant. Total stock-based compensation expense including the total value expensed as part of the Participant Equity Loan Plan (note 9) was $3,603, $3,337 and $9,128 for the years ended March 31, 2014, 2013 and 2012, respectively.

(a) Stock options

A summary of the status of the Company’s stock options at March 31, 2014, 2013 and 2012 and changes during the year ended on those dates is as follows.

	Options Outstanding
	Number of options	Weighted-average exercise price per option	Average remaining contractual life in years	Aggregate intrinsic value
Balance at March 31, 2011	1,416,000	$16.24	4.37	$152
Granted	2,172,828	5.54	—
Exercised	—	—	—
Forfeited	(588,171)	13.06	—

Balance at March 31, 2012	3,000,657	$9.11	3.97	$—
Granted	1,172,000	1.50	—
Exercised	—	—	—
Forfeited	(1,084,462)	7.39	—

Balance at March 31, 2013	3,088,195	$6.86	3.42	$37
Granted	1,128,980	2.12	—
Exercised	(13,375)	1.62	—
Forfeited	(742,460)	8.85	—

Balance at March 31, 2014	3,461,340	$4.91	2.77	$5,901

Vested or expected to vest as of March 31, 2014	3,180,374	$5.09	2.75	$5,268
Exercisable at March 31, 2014	945,715	$8.10	2.28	$887

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the closing stock price of the Company’s Class A Subordinate Voting Shares on March 31, 2014, 2013 and 2012 and the exercise price of in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on that date.

Stock-based compensation expense related to options included in selling, marketing and administration expense and research and development expense for the year ended March 31, 2014 was $909 (March 31, 2013 – $1,249; March 31, 2012 – $2,528). As at March 31, 2014, the total compensation cost not yet recognized related to stock options was $1,079. This amount is expected to be recognized over the next 35 months on a weighted-average basis. Cash received from stock options exercised for the year ended March 31, 2014 was $22 (March 31, 2013 and 2012 – nil). The total intrinsic value of stock options exercised in the year ended March 31, 2014 was $17 (March 31, 2013 and 2012 – nil).

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2014, 2013 and 2012

The weighted-average fair value of the stock options granted was calculated using the BSM option-pricing model with the following assumptions.

	Year ended March 31,
	2014	2013	2012
Weighted average fair value of options granted	$0.94	$0.72	$2.00
Risk-free interest rate	0.70%	0.54%	0.60% - 1.43%
Volatility	61.51%	63.00%	45.00%
Expected life in years	3.5	4.0	4.0
Expected dividend yield	0.00%	0.00%	0.00%

The amounts computed according to the model may not be indicative of the actual values realized upon the exercise of the options by the holders.

The assumed risk-free interest rate is based on the yield of a U.S. government zero coupon Treasury bill issued at the date of grant with a remaining life approximately equal to the expected term of the option. The assumed volatility used in the stock option valuation for options granted for the year ended March 31, 2014 is the Company’s historical volatility from the Company’s IPO on July 20, 2010 to the date of grant. The assumed volatility for options granted prior to April 1, 2012 was the Company’s estimate of the future volatility of the share price based on a review of the volatility of comparable public companies. The assumed expected life is the Company’s estimated expected exercise pattern of the options. The assumed dividend yield reflects the Company’s current intention to not pay cash dividends in the foreseeable future.

The Company estimates forfeitures at the time of grant based on the Company’s historical data and reviews these estimates in subsequent periods if actual forfeitures differ from those estimates. The estimated annual future forfeiture rate is 12.9% at March 31, 2014.

(b) Deferred share units

Deferred share units (“DSUs”) are issued to independent directors of the Company and are settled upon retirement or death. DSUs may be settled in cash or shares of the Company at the option of the Company. Compensation expense is recorded at the date of grant based on the quoted market price of the Company’s Class A Subordinate Voting Shares with an offset to additional paid-in capital.

A summary of the status of the Company’s DSUs at March 31, 2014, 2013 and 2012 and changes during the years then ended is as follows.

	Year ended March 31,
	2014	2013	2012
	Number of DSUs
Balance at beginning of year	60,000	30,000	—
Granted	63,750	30,000	30,000
Exercised	(20,000)	—	—
Forfeited	—	—	—

Balance at end of year	103,750	60,000	30,000

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2014, 2013 and 2012

During the year ended March 31, 2014, the Company issued 63,750 DSUs. Compensation expense relating to DSUs for the year ended March 31, 2014 included in selling, marketing and administration expense amounted to $157 (March 31, 2013 – $49; March 31, 2012 – $175).

During the year ended March 31, 2014, an independent director holding 20,000 DSUs retired from the Company’s Board of Directors. The vested DSUs were settled through the issuance of Class A Subordinate Voting Shares with a fair value at the date of grant of $75.

(c) Restricted share units

Restricted share units (“RSUs”) are issued to executives of the Company and may be settled in cash or shares of the Company at the option of the Company.

A summary of the status of the Company’s RSUs at March 31, 2014, 2013 and 2012 and changes during the years then ended is as follows.

	Year ended March 31,
	2014	2013	2012
	Number of RSUs
Balance at beginning of year	1,919,461	595,075	—
Granted	5,100,000	2,680,000	655,100
Exercised	(617,729)	(140,313)	—
Forfeited	(1,158,760)	(1,215,301)	(60,025)

Balance at end of year	5,242,972	1,919,461	595,075

During the year ended March 31, 2014, the Company issued 350,000 (March 31, 2013 – 2,483,000) time-based RSUs which vest evenly over three years. 421,260 time-based RSUs were forfeited in the year ended March 31, 2014 (March 31, 2013 – 741,801). Time-based RSUs are fair valued at the date of grant and compensation expense is recognized on a graded basis over the vesting period with an offset to additional paid-in capital. Compensation expense relating to time-based RSUs for the year ended March 31, 2014 included in selling, marketing and administration expense and research and development expense amounted to $781 (March 31, 2013 – $1,389; March 31, 2012 – $636). During the year ended March 31, 2014, 617,729 time-based RSUs with a fair value at the date of grant of $1,070 vested and were exercised. The Company settled this obligation through the issuance of Class A Subordinate Voting Shares.

During the year ended March 31, 2013, 140,313 time-based RSUs with a fair value at the date of grant of $556 vested and were exercised. 25,298 of these vested RSUs were settled through the transfer of 140,313 Class A Subordinate Voting Shares to holders of the vested RSUs. To effect this settlement, the Company purchased 25,298 Class A Subordinate Voting Shares from a wholly owned subsidiary. These shares had been acquired by the subsidiary from former participants of the Participant Equity Loan Plan (note 9(b)). The Company purchased the shares from the subsidiary at their fair market value at the date of settlement. The remaining 115,015 vested RSUs were settled through the issuance of treasury shares (note 9(d)).

During the year ended March 31, 2014, the Company also issued 4,750,000 (March 31, 2013 – 197,000) performance-based RSUs to executives and senior management of the Company. These performance-based

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2014, 2013 and 2012

RSUs vest after three years upon meeting certain three-year financial targets and strategic objectives. 737,500 performance-based RSUs were forfeited in the year ended March 31, 2014. Performance-based RSUs are fair valued at the date of grant and compensation expense is recorded on a straight-line basis over the vesting period with an offset to additional paid-in capital. Compensation expense (recovery) relating to performance-based RSUs for the year ended March 31, 2014 included in selling, marketing and administration expense and research and development expense amounted to $1,756 (March 31, 2013 – ($332); March 31, 2012 – $546).

As at March 31, 2014, estimated total compensation expense not yet recognized related to all RSUs was $6,511 which is expected to be recognized over the next 35 months.

11. Income taxes

Income tax expense differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rates to income before income taxes.

The reasons for these differences are as follows.

	Year ended March 31,
	2014	2013	2012
Income (loss) before income taxes
Domestic	$30,594	$(14,139)	$43,098
Foreign	(9,530)	(49,334)	(5,138)

	$21,064	$(63,473)	$37,960
Combined tax rate	25.00%	25.00%	26.13%

Expected income tax expense (recovery)	5,266	(15,868)	9,919
Adjustments
Non-deductible, non-taxable items	1,768	2,138	3,880
Impairment of goodwill	—	8,543	—
Variation in foreign tax rates	1,000	275	1,232
Deferred income tax rate differences	—	305	391
Change in valuation allowance	(2,807)	1,296	(1,119)
Investment tax credits – current year	(3,798)	(5,471)	(5,542)
Investment tax credits – prior years	(1,378)	(172)	(3,758)
Other	469	(24)	1,913

Income tax expense (recovery)	$520	$(8,978)	$6,916

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2014, 2013 and 2012

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are presented below.

	March 31, 2014	March 31, 2013
Deferred income tax assets
Non-capital losses	$—	$4,417
Capital lease obligation	589	—
Foreign non-capital losses	3,849	5,430
Allowance for doubtful receivables	445	76
Intangible assets	552	(4,970)
Property and equipment	1,077	(572)
Derivative contracts	61	241
Deferred revenue	23,777	30,493
Long-term debt	392	(1,570)
Accrued restructuring obligation	2,107	1,804
Deferred financing fees	54	(425)
Accrued warranty obligation	4,589	5,038
Other	606	1,657

	38,098	41,619
Deferred income tax liabilities
Inventory	58	96
Valuation allowance	3,025	5,832
Investment tax credits	1,182	3,552

	4,265	9,480

Net deferred income tax asset	$33,833	$32,139

Deferred income tax asset—current	$27,045	$16,056
Deferred income tax asset—long-term	6,788	22,321
Deferred income tax liability—long-term	—	(6,238)

	$33,833	$32,139

The Company had consolidated non-capital losses for income tax purposes of $12,574 at March 31, 2014 (March 31, 2013 – $35,529; March 31, 2012 – $13,702), of which $76 will expire at various times through 2034 and $12,498 will carry forward indefinitely.

In assessing the recording of deferred tax assets, management considers whether it is more likely than not that some portion of or all of the deferred tax assets will be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. To the extent that any portion of the deferred tax assets is not more likely than not to be realized, a valuation allowance has been provided.

The Company and its Canadian subsidiaries file federal and provincial income tax returns in Canada, its U.S. subsidiary files federal and state income tax returns in the U.S. and its other foreign subsidiaries file income tax returns in their respective foreign jurisdictions. The Company and its subsidiaries are generally no longer subject to income tax examinations by tax authorities for years before March 31, 2007. Tax authorities in Canada

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2014, 2013 and 2012

are conducting examinations of local tax returns for various taxation years ending after March 31, 2007. Notwithstanding management’s belief in the merit of the Company’s tax filing position, it is possible that the final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining the Company’s consolidated tax provision and accruals, which could result in a material effect on the consolidated income tax provision and the net income for the period in which such determinations are made.

Notwithstanding management’s belief in the merit of the Company’s tax filing positions, it is reasonably possible that the Company’s unrecognized tax benefits, if any, could significantly increase or decrease within the next twelve months, although this change is not likely to have a material impact on the Company’s effective tax rate. Future changes in management’s assessment of the sustainability of tax filing positions may impact the Company’s income tax liability.

The Company recognizes interest related to income taxes in interest expense and penalties related to income taxes in selling, marketing and administration expense in the consolidated statement of operations. The Company recognized interest and penalty expense related to tax matters of $(13), $29 and $69 for the years ended March 31, 2014, 2013 and 2012, respectively.

12. Product warranty

The change in the Company’s accrued warranty obligation for the years ended March 31, 2014, 2013 and 2012 is summarized in the following table.

	Year ended March 31,
	2014	2013	2012
Accrued warranty obligation at beginning of year	$19,794	$17,514	$11,543
Actual warranty costs incurred	(10,995)	(13,765)	(13,498)
Warranty provision	10,502	16,373	19,820
Adjustments for changes in estimate	—	31	—
Currency translation adjustment	(1,526)	(359)	(351)

Accrued warranty obligation at end of year	$17,775	$19,794	$17,514

The accrued warranty obligation is included in accrued and other current liabilities.

13. Earnings (loss) per share amounts

	Year ended March 31,
	2014	2013	2012
Net income (loss) for basic and diluted earnings per share available to common shareholders	$20,544	$(54,495)	$31,044
Weighted-average number of shares outstanding—basic	120,997,027	120,744,832	122,726,275
Effect of dilutive securities—stock-based compensation	5,823,144	—	643,768

Weighted-average number of shares outstanding—diluted	126,820,171	120,744,832	123,370,043

Earnings (loss) per share
Basic	$0.17	$(0.45)	$0.25
Diluted	$0.16	$(0.45)	$0.25

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2014, 2013 and 2012

The Company uses the treasury stock method to calculate diluted earnings per share. The weighted-average number of shares outstanding for the year ended March 31, 2014 reflects Class A Subordinate Voting Shares and Class B Shares outstanding on a pro-rata basis from April 1, 2013 to March 31, 2014. Options to purchase 3,461,340 Class A Subordinate Voting Shares were outstanding at March 31, 2014 and RSUs of 5,242,972 were outstanding at March 31, 2014. Diluted earnings per share includes the dilutive impact of outstanding DSUs and RSUs for the year ended March 31, 2014.

During the year ended March 31, 2014, 2,163,465 options were excluded from the computation of diluted earnings per share because the combined exercise price and unamortized grant date fair value per option is greater than the average trading price of the Class A Subordinate Voting Shares for the year ended March 31, 2014, and therefore their inclusion would have been anti-dilutive.

The weighted-average number of shares outstanding for the year ended March 31, 2013 reflects Class A Subordinate Voting Shares and Class B Shares outstanding on a pro-rata basis from April 1, 2012 to March 31, 2013. Options to purchase 3,088,195 Class A Subordinate Voting Shares were outstanding at March 31, 2013. All dilutive securities including options to purchase Class A Subordinate Voting Shares, DSUs and RSUs are excluded from the computation of diluted loss per share for year ended March 31, 2013 as their impact is anti-dilutive.

The weighted-average number of shares outstanding for the year ended March 31, 2012 reflects Class A Subordinate Voting Shares and Class B Shares outstanding on a pro-rata basis from April 1, 2011 to March 31, 2012. Options to purchase 3,000,657 Class A Subordinate Voting Shares were outstanding at March 31, 2012. During the year ended March 31, 2012, 375,959 options had an exercise price lower than the weighted-average trading price of underlying Class A Subordinate Voting Shares and are included in the calculation of diluted earnings per share. All other options were excluded from the computation of diluted earnings per share because their exercise prices exceeded the trading price of the underlying Class A Subordinate Voting Shares during the year ended March 31, 2012. Diluted earnings per share includes the dilutive impact of outstanding DSUs and RSUs for the year ended March 31, 2012.

14. Commitments and contingencies

(a) Commitments

	Fiscal year ending March 31,
	2015	2016	2017	2018	2019 and thereafter	Total
Operating leases	$3,469	$1,785	$1,474	$1,264	$2,549	$10,541
Capital lease	5,375	5,375	5,375	5,375	94,677	116,177
Derivative contracts	242	—	—	—	—	242
Long-term debt repayments
Long-term debt principal	9,375	10,156	12,500	88,282	—	120,313
Future interest obligations on long-term debt	12,435	11,467	10,231	7,543	—	41,676
Purchase commitments	68,184	2,854	278	—	—	71,316

Total	$99,080	$31,637	$29,858	$102,464	$97,226	$360,265

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2014, 2013 and 2012

The operating lease commitments relate primarily to office and warehouse space and represent the minimum commitments under these agreements. The Company incurred rental expense of $2,436, $3,418 and $5,156 for the years ended March 31, 2014, 2013 and 2012, respectively.

The capital lease commitment relates to the Company’s headquarters building and represents minimum capital lease payments (including amounts representing interest) under the lease agreement and management fees.

The derivative contracts represent minimum commitments under interest rate contracts based on the forward strip for each instrument through the contract term.

Long-term debt commitments represent the minimum principal repayments required under the long-term debt facility.

Purchase commitments represent commitments for finished goods from contract manufacturers and certain information systems and licensing costs.

Commitments have been calculated using foreign exchange and interest rates in effect at March 31, 2014. Fluctuations in these rates may result in actual payments differing from those reported in the above table.

(b) Securities Class Actions

Historical Background

Beginning in December 2010, several putative class action complaints against the Company and other parties were filed in the U.S. District Courts in New York and Illinois on behalf of the purchasers of the Class A Subordinate Voting Shares in the Company’s initial public offering (“IPO”) alleging certain violations of federal securities laws in connection with the IPO. These complaints were eventually consolidated in the United States District Court for the Southern District of New York (the “New York Class Action”).

In February 2011, a class proceeding was commenced in the Ontario Superior Court of Justice on behalf of purchasers of the Class A Subordinate Voting Shares issued in conjunction with the IPO (the “Ontario Class Action”).

In September 2011, an additional putative class proceeding was commenced in the Superior Court of the State of California, County of San Francisco on behalf of purchasers of the Class A Subordinate Voting Shares (the “California Matter”).

All of the claims in the U.S. and Canada were essentially based on the allegation that SMART misrepresented or omitted to fully disclose demand for its products.

Final Approval of Settlement and Disposition of All Matters

On September 17, 2013, following a fairness hearing, the New York Court issued its final approval of the settlement and final judgment dismissing all claims with prejudice in respect of the New York Class Action.

On September 13, 2013, the Ontario Court issued its final approval of the settlement and final judgment dismissing all Canadian claims with prejudice in respect of the Ontario Class Action.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2014, 2013 and 2012

Following final approval of the class settlement in the New York Class Action, the plaintiffs in the California Matter filed a motion for voluntary dismissal of the action, which the California Court granted on October 10, 2013.

The settlement was funded entirely by insurance maintained by the Company.

The Company considers each of the securities class action matters described herein closed.

(c) Indemnities and Guarantees

In the normal course of business, the Company enters into guarantees that provide indemnification and guarantees to counterparties to secure sales agreements and purchase commitments. Should the Company be required to act under such agreements, it is expected that no material loss would result.

15. Segment disclosure

The Company reports segment information as a single reportable business segment based upon the manner in which related information is organized and managed. The Company’s operations are substantially related to the design, development and sale of hardware and software of interactive displays and related products that enable group collaboration and learning.

The Company conducts business globally. Revenue information relating to the geographic locations in which the Company sells products is as follows.

	Year ended March 31,
	2014	2013	2012
Revenue
United States	$266,610	$329,427	$432,659
Canada	63,006	43,636	54,237
Europe, Middle East and Africa	167,099	166,232	183,920
Rest of World	92,486	50,075	74,984

	$589,201	$589,370	$745,800

For the years ended March 31, 2014, 2013 and 2012, no single customer accounted for more than 10% of revenues.

In December 2012, the Company announced a plan to move to a new organizational structure to improve efficiency, innovation and customer experience. During fiscal 2014, the Company has evolved into four business units, Education, Enterprise, Corporate and NextWindow. The new structure accelerates innovation and enables a more effective go to market strategy for our Education and Enterprise customers. The Company plans to begin reporting in four segments when reliable discrete financial information is available, which it expects to be in the first quarter of fiscal 2015.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2014, 2013 and 2012

16. Financial instruments

The Company’s financial instruments consist of foreign exchange and interest rate derivative instruments and other financial instruments including cash and cash equivalents, trade receivables, accounts payable, accrued and other current liabilities and long-term debt.

The Company uses derivatives to partially offset its exposure to foreign exchange risk and interest rate risk. The Company enters into derivative transactions with high credit quality counterparties and, by policy, seeks to limit the amount of credit exposure to any one counterparty based on an analysis of the counterparty’s relative credit standing. The Company does not use derivative financial instruments for trading or speculative purposes.

(a) Foreign exchange rate risk

Foreign exchange rate risk is the risk that fluctuations in foreign exchange rates could impact the Company. The Company operates globally and is exposed to significant foreign exchange risk, primarily between the Canadian dollar and both the U.S. dollar (“USD”), and the Euro (“EUR”). This exposure relates to our U.S. dollar-denominated debt, the sale of our products to customers globally and purchases of goods and services in foreign currencies. The Company seeks to manage its foreign exchange risk by monitoring foreign exchange rates, forecasting its net foreign currency cash flows and periodically entering into forward contracts and other derivative contracts to convert a portion of its forecasted foreign currency denominated cash flows into Canadian dollars for the purpose of paying Canadian dollar denominated operating costs. The Company may also enter into forward contracts and other derivative contracts to manage its cash flows in other currencies.

These programs reduce, but do not entirely eliminate, the impact of currency exchange movements. The Company currently does not apply hedge accounting to its currency derivatives. The maturity of these instruments generally occurs within 12 months. Gains or losses resulting from the fair valuing of these instruments are reported in foreign exchange loss (gain) in the consolidated statements of operations.

(b) Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will be affected by changes in market interest rates. The Company’s financing includes long-term debt and revolving credit facilities that bear interest based on floating market rates. Changes in these rates result in fluctuations in the required cash flows to service this debt. The Company partially mitigates this risk by periodically entering into interest rate swap agreements to fix the interest rate on certain long-term variable-rate debt. The Company currently does not apply hedge accounting to its interest rate derivatives. Changes in the fair value of these interest rate derivatives are included in interest expense in the consolidated statements of operations.

(c) Credit risk

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to the Company.

The Company sells hardware and software that enables group collaboration and learning to a diverse customer base over a global geographic area. The Company evaluates collectability of specific customer receivables based on a variety of factors including currency risk, geopolitical risk, payment history, customer stability and other economic factors. Collectability of receivables is reviewed on an ongoing basis by

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2014, 2013 and 2012

management and receivables accounts are adjusted as required. Receivables balances are charged against the allowance when the Company determines that it is probable that the receivable will not be recovered. The geographic diversity of the customer base, combined with the Company’s established credit approval practices and ongoing monitoring of customer balances, mitigates this counterparty risk (note 3).

Fair value measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-tier value hierarchy, which prioritizes the inputs in the valuation methodologies in measuring fair value:

Level 1—Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2—Observable inputs other than quoted market prices included in level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active or inputs that are observable or can be corroborated by observable market data.

Level 3—Significant unobservable inputs which are supported by little or no market activity and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis.

March 31, 2014

	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$26,712	$—	$—	$26,712
Derivative instruments	—	197	—	197

Total assets	$26,712	$197	$—	$26,909

Liabilities
Derivative instruments	$—	$2,492	$—	$2,492

Total liabilities	$—	$2,492	$—	$2.492

March 31, 2013

	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$117,065	$—	$—	$117,065
Derivative instruments	—	463	—	463

Total assets	$117,065	$463	$—	$117,528

Liabilities
Derivative instruments	$—	$1,602	$—	$1,602

Total liabilities	$—	$1,602	$—	$1,602

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2014, 2013 and 2012

(a) Fair value of derivative contracts

March 31, 2014

	Fair value		Contract expiry	Rates	Notional amounts of quantity
Foreign exchange forward derivative contracts	$(430) (694) (928)		Apr 2014 to Nov 2014 Apr 2014 to Feb 2015 Apr 2014 to Feb 2015	1.0367 -1.0946 1.3624 - 1.5652 1.5979 - 1.8645	USD 14,000 EUR 16,500 GBP 10,500

	$(2,052)

Interest rate derivative contracts	$(242)		Aug 2014	0.785% - 0.850%	83% of the outstanding principal on the Term loan over the contract term

March 31, 2013
	Fair value		Contract expiry	Rates	Notional amounts of quantity
Foreign exchange forward derivative contracts	$(382 (111 316	) )	Apr 2013 to Dec 2013 Apr 2013 to Dec 2013 Apr 2013 to Nov 2013	0.9938 - 1.0325 1.2485 - 1.3431 1.5780 - 1.6162	USD 24,000 EUR 18,000 GBP 6,500

	$(177)

Interest rate derivative contracts	$(962)		Aug 2014	0.750% - 0.945%	50% of the outstanding principal on the first lien term loan over the contract term

The Company enters into foreign exchange forward derivative contracts to economically hedge its risks in the movement of foreign currencies against the Company’s functional currency of the Canadian dollar. The fair value of foreign exchange derivative contracts of $197 is included in other current assets at March 31, 2014 (March 31, 2013 – $463). The fair value of foreign exchange derivative contracts of $2,250 is included in accrued and other current liabilities at March 31, 2014 (March 31, 2013 – $640). Changes in the fair value of these contracts are included in foreign exchange loss (gain). The Company recorded losses of $5,784, $131 and $748 for the years ended March 31, 2014, 2013 and 2012, respectively.

The fair value of interest rate derivative contracts included in accrued and other current liabilities is $242 at March 31, 2014 (March 31, 2013 – $679). The fair value of interest rate derivative contracts included in other long-term liabilities is nil at March 31, 2014 (March 31, 2013 – $283). Changes in the fair value of these contracts are included in interest expense. The Company recorded a gain of $720, a loss of $245 and a gain of $604 for the years ended March 31, 2014, 2013 and 2012, respectively.

The estimated fair values of foreign exchange and interest rate derivative contracts are derived using complex financial models with inputs such as benchmark yields, time to maturity, reported trades, broker/dealer quotes, issuer spreads and discount rates.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2014, 2013 and 2012

Considerable judgment is required in developing the estimates of fair value. Therefore, estimates are not necessarily indicative of the amounts the Company could expect to realize in a liquidation or unwinding of an existing contract.

(b) Long-term debt

The estimated fair value of the Company’s long-term debt has been determined based on current market conditions by discounting future cash flows under current financing arrangements at borrowing rates believed to be available to the Company for debt with similar terms and remaining maturities.

The fair value of debt was measured utilizing Level 3 inputs. The Level 3 fair value measurements utilize a discounted cash flow model. This model utilizes observable inputs such as contractual repayment terms and benchmark forward yield curves and other inputs such as a discount rate that is intended to represent our credit risk for secured or unsecured obligations. The Company estimates its credit risk based on the corporate credit rating and the credit rating on its variable-rate long-term debt and utilizes benchmark yield curves that are widely used in the financial industry.

The carrying value and fair value of the Company’s long-term debt as at March 31, 2014 and 2013, are as follows.

	March 31, 2014		March 31, 2013
	Carrying amount	Fair value	Carrying amount	Fair value
Variable-rate long-term debt, excluding debt discount	$120,313	$122,747	$288,225	$289,844

(c) Other financial assets and liabilities

The fair values of cash and cash equivalents, trade receivables, accounts payable and accrued and other current liabilities approximate their carrying amounts due to the short-term maturity of these instruments. A portion of these items are denominated in currencies other than the Canadian dollar functional currency of the Company including the U.S. dollar, Euro and British pound sterling and are translated at the exchange rate in effect at the balance sheet date.

17. Subsequent event

On April 21, 2014, the Company announced the conversion of 79,464,195 Class B Shares into single vote Class A Subordinate Voting Shares effective April 17, 2014. The Company no longer has any issued and outstanding Class B Shares that carry multiple voting privileges and no further Class B Shares are permitted to be issued by the Company. This conversion had no impact on the Company’s basic and diluted earnings per share figures and the resulting impact to the share capital account is summarized in the following tables.

Shares Outstanding	Class A Subordinate Voting Shares	Class A Subordinate Voting Shares – Treasury Shares	Class B Shares	Total
March 31, 2014	42,172,275	(410,502)	79,464,195	121,225,968
April 2014 Share Conversion	79,464,195	—	(79,464,195)	—

April 17, 2014	121,636,470	(410,502)	—	121,225,968

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2014, 2013 and 2012

Stated Amount	Class A Subordinate Voting Shares	Class A Subordinate Voting Shares – Treasury Shares	Class B Shares	Total
March 31, 2014	$456,474	$(840)	238,407	$694,041
April 2014 Share Conversion	238,407	—	(238,407)	—

April 17, 2014	$694,881	$(840)	—	$694,041

18. Comparative figures

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.